FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

August 8, 2017

Item 3	News Release

A news release was disseminated on August 8, 2017, through the facilities of CNW Group and subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company announced the cessation of its dividend.

Item 5	Full Description of Material Change

The Company announced the cessation of its dividend due to the ruling of the Guatemalan court to provisionally suspend the Escobal mining license. The dividend cessation is intended to protect the health of the Company’s balance sheet and ensure the Company has the financial flexibility during the temporary suspension of Escobal operations.

The cessation of the dividend will conserve approximately $65 million cash annually at current dividend reinvestment program (“DRIP”) enrollment rates. The Board of Directors will continue to reassess the Company’s dividend policy from time to time. The Company has also suspended the active operation of its DRIP effective immediately. The Company may wish to reactivate the DRIP, subject to regulatory approval, at a future date. During the period of suspension of the DRIP, participants may continue to have their existing reinvested common shares held in the DRIP, or they may request a withdrawal by contacting Computershare.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Cassandra Joseph
Associate General Counsel
Telephone: (775) 448-5800

Item 9	Date of Report

August 16, 2017

Cautionary Note Regarding Forward Looking Statements

This report contains “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: the provisional decision from the Supreme Court of Guatemala which has the effect of suspending the Company’s mining license in respect of the Escobal mine; the time for appeals to be heard and decided and the likelihood of such provisional decision being overturned by the Constitutional Court in Guatemala; the reassessment of the Company’s dividend from time to time and the potential for reactivation of the DRIP in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the availability and sufficiency of power and water for operations; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protests and road blockages of the Escobal mine; the timing and ability of the Company to have the provisional suspension of the mining license to Minera San Rafael for the Escobal mine overturned, rescinded or modified to enable the Company to resume mining operations at the Escobal mine; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.